NEWS RELEASE

Alderon Announces Feasibility Study Results Demonstrating

 $3.244 Billion NPV and 29.3% IRR for the Kami Project

January 9, 2013	(TSX: ADV) (NYSE MKT: AXX)

Alderon Iron Ore Corp. (TSX: ADV) (NYSE MKT: AXX) (“Alderon”) is pleased to announce that it has received the results of the Feasibility Study (“FS”) on the Rose Deposit of the Kamistiatusset (“Kami”) Iron Ore Property in western Labrador.  The FS was completed by BBA Inc. (“BBA”) located in Montreal, Quebec, Stantec Consulting Ltd. (“Stantec”) located in St. John’s, Newfoundland & Labrador and Watts, Griffis and McOuat Limited (“WGM”) located in Toronto, Ontario, and is effective as of December 17, 2012. The National Instrument (NI) 43-101 compliant Report (the “Report”) summarizing the results of the FS will be filed on SEDAR and Alderon’s website within 45 days of this news release. Results of the FS disclosed in this press release are in USD and pre-tax (except where otherwise indicated).

Highlights of the FS include:

NPV at 8% discount rate	$3,244 M
IRR	29.3%
Total Estimated Capital Cost (excluding sustaining capital)	$1,272.9 M
Average Estimated Operating Costs (loaded in ship Port of Sept-Iles)	$42.17
FOB Concentrate Sales Price Forecast - based on long term CFR benchmark price of $110/T @ 62% iron adjusted for Kami Fe grade and Hebei agreement terms
Year 1-5 (2016-2020)	$107
Year 6 onward	$102
Estimated Mine Life	30 years
Final Product Iron Grade (%Fe)	65.2%
Measured and Indicated Resource of the Rose Deposit (COG=15%, 29.6% Total Iron)	1093.2 Mt
Proven and Probable Reserves of the Rose Deposit (COG=15%, 29.5% Total Iron)	668.5 Mt
Annual Production Rate (average life of mine, post ramp-up year)	8.0 Mtpa
Projected Plant Start-up and Commissioning	Q4, 2015
Projected Commencement of Revenue Generation	Q1, 2016
Projected Years to Payback at 8% discount rate	3.8

“The completion of the Feasibility Study is a major milestone in Alderon’s development and we are very pleased with the results. The completion of the Feasibility Study is another significant de-risking event that can be added to Alderon’s confirmation of port access, Nalcor Stage III transmission line engineering and assessment agreement and strategic partnership with Hebei Iron and Steel (“Hebei”)”, says Tayfun Eldem, President and CEO of Alderon. “The study demonstrates robust economics on the Kami Property and the results meet all of the threshold criteria under our agreements with Hebei. Our schedule anticipates receipt of permits toward the end of 2013 and construction to follow immediately, with initial production in Q4 2015.”

The FS demonstrates very attractive project economics.  Based on a production rate of 8 million tonnes per year of iron ore concentrate at a grade of 65.2% iron, the FS shows a Net Present Value (“NPV”) of $3.244 billion at a cash flow discount rate of 8%.  The internal rate of return (“IRR”) for the project is 29.3%. The level of accuracy of the FS is considered to be +/-15% and a foreign exchange rate of $1.00US = $1.00CDN was used.

On an after-tax basis, the FS shows a NPV of $1.858 billion and payback period of 4.5 years at a cash flow discount rate of 8%.  The after-tax IRR for the project is 23.1%. The after-tax analysis is based on a number of assumptions which will be fully set out in the Report.

Financial Analysis

Based on the assumption that commercial production would begin in Q4 2015 and would continue for 30 years, the following results were obtained (pre-tax):

IRR		29.3%
Discount Rate 0%	$	NPV (Billion $) 11.545	Payback (years) 3.1
5%		$5.030	3.5
8%		$3.244	3.8
10%		$2.461	4.0

Total capital expenditures (including contingency) are estimated at $1.27 billion.  The capital cost estimate excludes closure costs and sustaining capital, which are expected to be in the order of $48.1 million and $642.4 million respectively for the life of the project. These costs are included in the financial analysis for the project.

Summary of Estimated Initial Capital Costs (Million $)
Mining Capitalized Pre-Stripping Costs	$52.7
Concentrator and Site Infrastructure	$585.1
Environmental & Tailings Management	$47.4
Rail Line (Kami Site)	$57.7
Port Facilities	$152.2
Indirect Costs (Including Owner’s Costs)	$258.8
Contingency	$119.0
TOTAL	$1,272.9

The FS assumes a Concentrate FOB selling price of $107/tonne for year 1-5 (2016-2020) and $102/tonne from year 6 onwards. The selling price is loaded in ship at Port of Sept-Iles with Fe premiums and Hebei discount applied.  Average life-of-mine (“LOM”) operating costs, including annual costs for leasing of equipment (purchase value of $176.9 million), are estimated at $42.17/tonne of concentrate. During the life of the project, leased equipment are replaced as they reach the end of their service life and these replacement costs are capitalized and reflected as part of the sustaining capital expenditures.  Average LOM operating costs are based on the following:

Summary of Estimated Operating Costs ($/t of concentrate)
Mining	$17.11
Processing	$6.51
Site General	$0.34
General & Administrative	$1.50
Environmental & Tailings Management	$0.52
Rail Transportation	$13.33
Port & Shiploading	$2.86
TOTAL	$42.17

Mineral Resources and Mineral Reserves

The mineral resources and mineral reserves are reported in accordance with Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources Mineral Reserves and their Guidelines, and are compliant with NI 43-101.

The mineral resource estimate for the Kami Property is set out below. WGM was retained to audit an in-house estimate completed by Alderon. Mr. Michael Kociumbas, P.Geo. and Mr. Richard Risto, P.Geo. with independent firm, WGM, are Qualified Persons as defined by NI 43-101 and are responsible for reviewing and approving this mineral resource estimate and the QA/QC associated with the estimate. They have verified, reviewed and approved the technical data contained in this news release and underlying sampling, analytical and test data. The mineral resource estimate has been prepared using a 15% Total Fe cut-off grade, is effective December 17, 2012 and inclusive of mineral reserves.

Zone	Category	Tonnes (Million)	TFe%	magFe%	hmFe%
Rose Central	Measured	249.9	29.4	17.6	8.1
	Indicated	294.5	28.5	17.7	5.9
	Total M&I	544.4	28.9	17.7	6.9

	Inferred	160.7	28.9	16.9	7.1

Rose North	Measured	236.3	30.3	13.0	14.7
	Indicated	312.5	30.5	11.8	17.1
	Total M&I	548.8	30.4	12.3	16.1

	Inferred	287.1	29.8	12.5	15.5

Mills Lake	Measured	50.7	30.5	21.5	7.0
	Indicated	130.6	29.5	20.9	3.9
	Total M&I	181.3	29.8	21.1	4.8

	Inferred	74.8	29.3	20.3	2.7

The mining engineering work performed for this FS was based on the 3-D block model provided by Alderon and audited by WGM. Pit optimizations were performed on Measured and Indicated Resources and the pit shell having the optimal discounted NPV and strip ratio at a cut-off grade of 15% Total Fe was selected for the mineral reserve estimate. The final mineral reserve was estimated after applying engineering and operational design parameters. BBA is of the opinion that the mineral reserve estimate derived in this FS reasonably quantifies the economical ore mineralization of the Rose Deposit. The reserve estimate is as of December 17, 2012 and the mineral reserves presented in the table below are included in the mineral resource estimate set out above. Only the Measured and Indicated Resources within the Rose Central and the Rose North Deposits have been considered in the FS and have been used for the estimation of mineral reserves. The mineral resources within the Mills Lake Deposit have not been considered in the FS.

Category	Mt	TFe%	WREC%	magFe%	MAG%
Proven	431.7	29.7	35.5	15.5	21.4
Probable	236.8	29.2	34.1	14.9	20.5
Total	668.5	29.5	35.0	15.3	21.1

Project Summary

The Kami Property is located approximately 10 km from the town of Wabush in Western Labrador and approximately 6 km south from the Wabush Mines mining lease owned by Cliffs Natural Resources Inc.  The proposed project at the Kami site, as stated in the FS, includes the following components:

•	The Rose ore deposit and waste rock disposal areas.
•	Processing infrastructure including a crushing and grinding circuit, spiral plant, magnetite plant, and fine tailings thickener.
•	Tailings Management Facility.
•
Ancillary infrastructure to support the mine and process plant (gate and guardhouse, reclaim water pumphouse, truck wash bay and repair shop, electrical substation, administration/office buildings, maintenance offices, warehouse area and employee facilities, conveyors, loadout silo, stockpiles, sewage and effluent water treatment systems, mobile equipment and transmission lines).

•	A temporary construction camp is located off-site.
•
The rail infrastructure, including the rail line connecting to Quebec North Shore & Labrador (QNSL) Railway, the rail loop and the service tracks consist of a total of 25 km of new track passing to the south and east of the Town of Wabush.

•	Nalcor will provide power directly to the Kami site main substation by means of a 315 kV transmission line.

Facilities at the Port will include:

•	A rail transportation component consisting of a Sept-Iles Junction interchange, railway line and staging tracks.
•	A car dumper.
•	A stacker/reclaimer system.
•	A concentrate storage area with a capacity of 550,000 tonnes.
•	A conveyor system feeding the future common deep water shiploading facility, capable of loading high capacity vessels destined for Asia, operated by the Port of Sept-Iles.

The proposed project will produce eight million metric tonnes of iron ore concentrate per year and will ship concentrate to market via the Port of Sept-Iles facilities at Pointe Noire, Quebec. Ore processing will take place at the Kami site and will involve the following steps:

•	Ore will be mined from the open pit mine using conventional drill and blast techniques and transported via haul trucks;
•	Ore will be hauled to the primary crusher in proximity of the pit and the crushed ore will be delivered to the stockpile and to the process plant via conveyor;
•	The process plant will include grinding, screening, and gravity and magnetic concentration;
•	Tailings (process waste) will be pumped to the tailings impoundment area south of the process plant; and
•	Iron ore concentrate will be loaded onto gondola rail cars for transportation to the Port of Sept-Iles where it will be stockpiled and in turn transferred to ships for delivery to market.

Development Timetable

A construction schedule has been established that is contingent on the following milestones to be realized:

Major Milestones	Date
Interim Engineering & Planning Services Agreement	Aug-2012
Start Detailed Engineering	Nov-2012
EA Release	Sep-2013
Permits and Start Construction	Nov-2013
Construction Completed	Aug-2015
Power Availability (NL)	Sep-2015
Full Handover to Operations	Nov-2015

The environmental permitting process began with project registration initiated with the submission of the project description in October 2011. An environmental impact statement was submitted in September 2012 and based on the expected duration of the various regulatory proceedings, it is expected that the permits, which will allow construction, will be issued in November 2013. No site work is anticipated prior to this date. Construction is set to start in November 2013 and is based on a construction schedule of 24 months including Pre-Operational Verifications and plant handover to operations.

The documents filed by Alderon in the Environmental Assessment process include provision to increase planned production to 16 million tonnes per year. However, the FS only contemplates an 8 million tonne per year production scenario. Alderon intends to proceed with the 8 million tonne per year production scenario outlined in the FS and it may evaluate the feasibility of a 16 million tonne per year production scenario after the commencement of commercial production at the Kami Property. Such evaluation will be based on several factors including market projections for iron ore supply and demand.

Analyst and Shareholder Conference Call

Alderon will host a conference call today at 8:00 a.m., EST (January 9, 2013) to discuss the FS results. To participate in the call please dial the following:

Toronto: 416-623-0333
Montreal: 514-687-4017
Vancouver: 604-681-8564
Calgary or International: 403-532-5601

Toll Free North America: 1-855-353-9183

Participant Pass Code: 43764#

Technical Report and Qualified Person

A NI 43-101 Technical Report will be filed on SEDAR and on Alderon’s website within 45 days of the date of this news release.  The Report will consist of a summary of the Feasibility Study. The Report is being prepared under the supervision of Angelo Grandillo, P.Eng, of BBA, a Qualified Person as defined by NI 43-101, with contributions from Stantec and WGM. Mr. Grandillo is a Qualified Person as defined by NI 43-101 and Mr. Grandillo is independent of Alderon.  Mr. Grandillo has reviewed and approved the technical information contained in this news release, with the exception of the mineral resource estimate which was reviewed and approved by WGM as noted above.  Mr. Grandillo has verified all the data underlying the technical information disclosed in this news release.

About Alderon

Alderon is a leading iron ore development company in Canada with offices in Vancouver, Toronto, Montreal, Labrador City and St. John’s.  The 100% owned Kami Project is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production.

Prior to the release of the Report on the FS results, additional information about the Kami Project can be found in the technical report filed on SEDAR at www.sedar.com entitled: “Technical Report Preliminary Economic Assessment of the Rose Central Deposit and Resource Estimate for the Rose Central, Rose North and Mills Deposits of the Kamistiatusset (Kami) Iron Ore Property, Labrador for Alderon Iron Ore Corp.” dated effective October 26, 2011.

For more information on Alderon, please visit our website at www.alderonironore.com.

ALDERON IRON ORE CORP.
On behalf of the Board

"Mark J. Morabito"
Executive Chairman

Montreal Office	Vancouver Office
T: 514-281-9434	T: 604-681-8030
F: 514-281-5048	F: 604-681-8039

E: info@alderonironore.com
www.alderonironore.com

For Investor Relations, please call:
Konstantine Tsakumis
1-866-683-8030 ext. 232

Cautionary Note Regarding Forward-Looking Information

This press release contains "forward-looking information" concerning anticipated developments and events that may occur in the future. Forward looking information contained in this press release include, but are not limited to, statements with respect to: (i) the estimation of mineral resources and mineral reserves; (ii) the market and future price of iron ore and related products; (iii) success of exploration activities; (iv) the completion and timing of the permitting and environmental assessment process; (v) the negotiation and conclusion of infrastructure contracts; (vi) expected infrastructure requirements; and (vii) the results of the FS including statements about future production, future operating and capital costs, the projected IRR, NPV, payback period, construction timelines and production timelines for the Kami Property.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this press release is based on certain factors and assumptions regarding, among other things, the estimation of mineral reserves and resources, the realization of resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Property (as defined herein) in the short and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the completion of the environmental assessment process, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Property, risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access rail transportation, sources of power and port facilities, risks relating to changes in iron ore prices and the worldwide demand for and supply of iron ore and related products, risks related to increased competition in the market for iron ore and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licences and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities at the Kami Property may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, environmental risks, and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the most recently completed financial year or other reports and filings with applicable Canadian securities regulators. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this press release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.